FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 28 June 2004
                         Commission File Number 0-30358

                                  ebookers plc
                            -------------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                       -----------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ____


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                       No     |X|
                              -------                    ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.

Enclosures:

6-K Announcement - Non-executive director     28 June 2004       2 pages
share option exercise and consequent
increase in beneficial share holding.

                          ebookers plc ("the Company")

                              Director Shareholding

The Company has been informed that on the 23 June 2004 Mr Sudhir Choudhrie, a non-executive director of the Company, exercised an option over 2,348 ordinary shares of 14p each in the Company ("Ordinary Shares"). This option had been granted outside the the ebookers.com plc 1999 Executive Share Option Scheme. The exercise price payable for each Ordinary Share is 17 pence.

Following this exercise, Mr Choudhrie is beneficially interested in 17,476 Ordinary Shares, representing approximately 0.02% of the issued ordinary share capital of the Company. Mr Choudhrie has no further options in the Company.

Application has therefore been made to the UK Listing Authority and the London Stock Exchange for 2,348 ordinary shares of 14p each in the Company ("Ordinary Shares") to be admitted to the Official List. Admission is expected to become effective on 30 June 2004.

24 June 2004




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   28 June 2004
                                        Leigh Grant
                                        ------------------------------
                                        Deputy Company Secretary
                                        ebookers plc